Earnings Release February 19, 2025

Exhibit 99.2
James Hardie Achieves Strong Third Quarter FY25 Results
Providing Confidence to Reaffirm FY25 Guidance and FY26 Growth Plans

Q3 FY25 GAAP Operating Income of $206 million
Q3 FY25 Adjusted EBITDA of $262 million and Adjusted EBITDA Margin of 27.5%
Average Net Sales Price Growth Across All Regions
Reaffirms 2H and FY25 Guidance for North America Volume and EBIT Margin, Total Adjusted Net Income
Planning for Growth and Margin Expansion Across Regions for FY26

James Hardie Industries plc (ASX / NYSE: JHX) ("James Hardie" or the "Company"), a leader in providing high performance, low maintenance building products and solutions, and a company inspiring how communities design build and grow, today announced results for its third quarter ending December 31, 2024. Speaking to the results, Aaron Erter, CEO said, “We delivered strong business and financial results in the third quarter, and our year-to-date performance shows that we have a strong handle on our business as we continue to scale the organization and invest to grow profitably. Our teams are focused on safely delivering the highest quality products, solutions and services to our customers, and we are executing on our strategy to outperform our end-markets.”

Mr. Erter continued, “We are winning by partnering with our customers, contractors and homeowners, and this success propels our organization forward and fuels my optimism around the future of James Hardie. We have the strongest team in the industry and the right strategy to go after our material conversion opportunity. In our North American business, our results to date represent a double-digit five-year sales CAGR leading to more than +400bps of Adjusted EBITDA margin expansion, a clear demonstration of the inherent strength of our unique value proposition and the underlying momentum in our strategy.”

Rachel Wilson, CFO said, “Our strong margins underpin our cash flow, and we are funding our capital priorities with cash generated by our operations. In response to current market conditions, we have demonstrated a balanced approach between cost discipline and funding growth. This has positioned us well to accelerate our outperformance, invest in growth and execute on our capital allocation framework.”

Third Quarter Highlights

•Net Sales of $953 million, down (3%)
•GAAP Operating income of $206 million; GAAP Operating margin of 21.6%; GAAP Net income of $142 million; and GAAP Diluted EPS of $0.33
•Adjusted EBITDA of $262 million, down (7%) with Adjusted EBITDA margin of 27.5%, down (120bps)
•Adjusted Net Income of $154 million, down (15%)
•Adjusted Diluted EPS of $0.36, down (13%)

Earnings Release: James Hardie - Third Quarter Ended December 31, 2024	1

Earnings Release February 19, 2025

Segment Business Update and Results
North America Fiber Cement
In North America, the Company is outperforming its end markets through a superior total value proposition and driving leading margins despite raw material headwinds. Supportive housing fundamentals and significant material conversion opportunity drive the team's focus on preparing the North America manufacturing footprint for market recovery. The Company is investing across the value chain and growing its contractor base to capture the repair & remodel opportunity. Similarly, in new construction, efforts to deepen exclusivity and increase trim attachment rates support growth and share gain with large homebuilders including recently signing two national, multi-year exclusive hard siding and trim agreements with M/I Homes and David Weekley Homes, who are among the largest homebuilders in the US. During the quarter and comparing against record results in the prior year, net sales decreased (1%). Volumes declined (3%) due to continued market weakness, particularly in multi-family, partially offset by company specific efforts to gain share in single-family new construction and repair & remodel. Sales also benefited from a higher average net sales price, resulting from the January 2024 price increase. Volume of Exterior products declined low single-digits year-over-year, but rose +5% sequentially. Volume of Interior products declined mid single-digits on both a year-over-year and sequential basis. EBIT margin decreased (360bps) to 29.1%, due to higher pulp and cement costs as well as unfavorable production cost absorption, partially offset by Hardie Operating System (HOS) savings. Startup costs were also higher in the quarter, related to our Prattville facility. Excluding depreciation and amortization expense, which rose +23% to $41 million, EBITDA declined (8%) to $251 million with EBITDA margin of 34.8%, a decrease of (250bps) attributable to similar drivers of EBIT margin.
Asia Pacific Fiber Cement
In Australia & New Zealand, the Company is increasing share through new customer acquisitions and project conversion enabled by customer integration. The Company is influencing how homeowners build, and driving growth through Co-Creation and leveraging the James Hardie brand. The teams are innovating to accelerate material conversion with a key focus on new construction, specifically the conversion of brick & masonry. Overall, while market demand remains challenged, the Asia Pacific team is focused on finding further efficiencies and driving HOS savings to underpin the segment's consistent profitability. During the quarter, net sales decreased (13%) in Australian dollars, due to lower volumes of (28%) partially offset by a higher average net sales price of +20%. The decline in volumes and the increase in average net sales price was primarily attributable to our decision to cease manufacturing and wind down commercial operations in the Philippines. Australia & New Zealand together saw a low single-digit decrease in volume and a slight increase in average net sales price, leading to relatively flat net sales. EBIT margin rose +180bps to 29.3%, primarily attributable to the Philippines decision. Margins also rose modestly in Australia & New Zealand, due primarily to slightly positive average net sales price and HOS savings. Excluding depreciation and amortization expense, which increased +17% to $5 million, EBITDA declined (3%) to $40 million with EBITDA margin of 33.5%, an increase of +290bps attributable to the Philippines decision.
Europe Building Products
Markets across Europe remain challenged, particularly in Germany where improvement is anticipated to be more gradual, while in the UK, the Company is well-positioned to capture potential improvement in residential construction. Growth in high-value products remains a strategic priority, as leveraging a broader and deeper product portfolio should accelerate share gains and customer wins. Highlighting the strength of our offering, earlier this fiscal year Hardie® Architectural Panel received the prestigious iF Design Award, recognizing our unwavering commitment to creating products that seamlessly blend form and function. During the quarter, net sales declined (1%) in Euros, including a (4%) impact related to a favorable customer rebate true-up in the prior year, partially offset by a higher average net sales price of +4%, driven by a price increase earlier this fiscal year. EBIT margin decreased (340bps) to 3.1%, although profitability improved, when excluding the unfavorable comparison created by the prior year customer rebate true-up. Excluding depreciation and amortization expense, which rose +9% to $8 million, EBITDA declined (22%) to $12 million with EBITDA margin of 10.3%, a (260bps) decrease similarly explained by the customer rebate true-up impact.

Earnings Release: James Hardie - Third Quarter Ended December 31, 2024	2

Earnings Release February 19, 2025

Market Outlook and Guidance, Planning Assumptions and Long-Term Aspirations
Full Year FY25 Market Outlook and Guidance

Speaking to the Company's market outlook, Mr. Erter said, “With our fiscal year drawing to a close, I reflect with pride on the resilience our teams have shown throughout FY25. The opportunity in the years to come is substantial, and the investments we have made throughout the year are foundational enablers of scale and critical accelerators of our future growth. But this year is not over, and our business leaders remain focused on finishing strong to cement a strong foundation for the coming years. Our market demand expectations have not changed, but importantly, neither has our commitment to outperforming our end markets and managing the business decisively to sustain our peer-leading profitability.”

Ms. Wilson added with respect to financial guidance, “Despite challenging end markets and raw material headwinds, we remain well-positioned to deliver volumes within our original guidance range. Our Hardie Operating System initiatives, together with efforts to rationalize and prioritize expenses have helped mitigate uncontrollable headwinds to margins. We delivered a solid third quarter, which gives us increased confidence in reiterating both our second half and full fiscal year guidance across each of our operating metrics.”

•North America Volumes: At least 2.95 billion standard feet (unchanged)
•North America EBIT Margin: At least 29.3% (unchanged)
•Adjusted Net Income: At least $635 million (unchanged)
•Capital Expenditures: ~$420 million (prev. $420 million to $440 million)

Full Year FY26 Planning Assumptions

Ms. Wilson added with respect to FY26 planning assumptions, “We are committed to driving profitable growth in our operating businesses, and it is imperative that we are aligned as an organization around making decisions that drive cash generation, which funds our growth investments and capital return priorities. We have built our near-, medium- and long-term plans around this organizational imperative, and to maintain alignment between how we communicate externally and how we run our business, we plan to provide guidance for sales and EBITDA beginning with FY26, in lieu of volume, EBIT and net income. To assist in this transition and to reinforce our commitment to also growing EBIT and net income, we are sharing additional non-cash and non-operating modeling assumptions."

•Total Depreciation & Amortization Expense: ~$225mm vs. ~$210mm in FY25
•Interest Expense: ~$60mm vs. ~$62mm in FY25
•Capitalized Interest: ~($20mm) vs. ~($20mm) in FY25
•Adjusted Effective Tax Rate: Relatively Flat vs. 23.0 to 24.0% in FY25
Note: Assumptions are subject to change, but reflect current in-service fixed assets, debt balances and market interest rates.

Mr. Erter concluded by saying, “Thanks to the hard work of our teams, and our decision to boldly continue investing through the softer environment, we are set up to sustain our leading position in the industry and accelerate our outperformance as markets recover. We continue to plan for recovery and growth in both repair & remodel and new construction. Our teams continuously evolve our plans to deliver sustained market outperformance and capture the value that our products demand in the marketplace. While it is still too early to quantify our expected results for FY26, we are planning for sales growth and Adjusted EBITDA margin expansion across each of our segments, and for the company as a whole.”

Earnings Release: James Hardie - Third Quarter Ended December 31, 2024	3

Earnings Release February 19, 2025

Cash Flow, Capital Investment & Allocation
Operating cash flow totaled $657 million during the nine months of FY25, driven by $734 million of net income, adjusted for non-cash items, and lower working capital of $50 million, partially offset by $88 million of asbestos claims paid. Capital expenditures were $333 million.

During the nine months of FY25, the Company invested $134 million related to capacity expansion, with key milestones including commencement of production at the Company's Westfield, Massachusetts ColorPlus® facility in April, as well as the Company's Prattville Alabama facility, specifically on Sheet Machine 3 in September. Throughout the remainder of FY25, the Company plans to continue construction of Sheet Machine 4 and ColorPlus® finishing capacity, both at Prattville, Alabama, continue the ongoing brownfield expansion in Orejo, Spain, and further its planning for previously announced brownfield and greenfield capacity in North America.

During the nine months of FY25, the Company repurchased 4.5 million shares for a total of $150 million, completing the previously-announced repurchase program. In November, the Company's Board of Directors approved a new repurchase program, under which the Company is authorized to purchase up to $300 million of shares through October of 2025.

Earnings Release: James Hardie - Third Quarter Ended December 31, 2024	4

Earnings Release February 19, 2025

Key Financial Information

	Q3 FY25	Q3 FY24	Change	Q3 FY25	Q3 FY24	Change

Group	(US$ millions)
Net Sales	953.3	978.3	(3%)
EBIT	206.1	226.1	(9%)
Adjusted EBIT	207.0	234.1	(12%)
EBIT Margin (%)	21.6	23.1	(1.5 pts)
Adjusted EBIT Margin (%)	21.7	23.9	(2.2 pts)
Adjusted EBITDA	262.1	280.4	(7%)
Adjusted EBITDA Margin (%)	27.5	28.7	(1.2 pts)
Net Income	141.7	145.1	(2%)
Adjusted Net Income	153.6	179.9	(15%)
Diluted EPS - US$ per share	0.33	0.33	—%
Adjusted Diluted EPS - US$ per share	0.36	0.41	(13%)

North America Fiber Cement	(US$ millions)
Net Sales	719.3	727.0	(1%)
EBIT	209.3	237.8	(12%)
EBIT Margin (%)	29.1	32.7	(3.6 pts)
EBITDA	250.5	271.3	(8%)
EBITDA Margin (%)	34.8	37.3	(2.5 pts)

Asia Pacific Fiber Cement	(US$ millions)			(A$ millions)
Net Sales	118.1	133.8	(12%)	180.1	206.3	(13%)
EBIT	34.8	36.7	(5%)	52.8	56.7	(7%)
Adjusted EBIT	34.8	36.7	(5%)	52.8	56.7	(7%)
EBIT Margin (%)	29.3	27.5	1.8 pts	29.3	27.5	1.8 pts
Adjusted EBIT Margin (%)	29.3	27.5	1.8 pts	29.3	27.5	1.8 pts
Adjusted EBITDA	39.7	40.9	(3%)	60.3	63.2	(5%)
Adjusted EBITDA Margin (%)	33.5	30.6	2.9 pts	33.5	30.6	2.9 pts

Europe Building Products	(US$ millions)			(€ millions)
Net Sales	115.9	117.5	(1%)	108.6	109.3	(1%)
EBIT	3.6	7.6	(53%)	3.4	7.1	(52%)
EBIT Margin (%)	3.1	6.5	(3.4 pts)	3.1	6.5	(3.4 pts)
EBITDA	11.9	15.2	(22%)	11.2	14.1	(21%)
EBITDA Margin (%)	10.3	12.9	(2.6 pts)	10.3	12.9	(2.6 pts)

Earnings Release: James Hardie - Third Quarter Ended December 31, 2024	5

Earnings Release February 19, 2025

	9 Months FY25	9 Months FY24	Change	9 Months FY25	9 Months FY24	Change

Group	(US$ millions)
Net Sales	2,906.0	2,931.4	(1%)
EBIT	593.8	683.4	(13%)
Adjusted EBIT	654.0	708.3	(8%)
EBIT Margin (%)	20.4	23.3	(2.9 pts)
Adjusted EBIT Margin (%)	22.5	24.2	(1.7 pts)
Adjusted EBITDA	810.8	845.0	(4%)
Adjusted EBITDA Margin (%)	27.9	28.8	(0.9 pts)
Net Income	380.4	454.6	(16%)
Adjusted Net Income	488.2	533.3	(8%)
Diluted EPS - US$ per share	0.88	1.03	(15%)
Adjusted Diluted EPS - US$ per share	1.13	1.21	(7%)
Operating Cash Flow	657.4	749.5	(12%)

North America Fiber Cement	(US$ millions)
Net Sales	2,144.4	2,156.2	(1%)
EBIT	638.5	688.1	(7%)
EBIT Margin (%)	29.8	31.9	(2.1 pts)
EBITDA	754.0	787.7	(4%)
EBITDA Margin (%)	35.2	36.5	(1.3 pts)

Asia Pacific Fiber Cement	(US$ millions)			(A$ millions)
Net Sales	401.8	421.3	(5%)	606.9	641.1	(5%)
EBIT	68.0	127.6	(47%)	104.3	194.1	(46%)
Adjusted EBIT	125.3	127.6	(2%)	189.0	194.1	(3%)
EBIT Margin (%)	17.2	30.3	(13.1 pts)	17.2	30.3	(13.1 pts)
Adjusted EBIT Margin (%)	31.1	30.3	0.8 pts	31.1	30.3	0.8 pts
Adjusted EBITDA	139.7	140.1	—%	210.8	213.1	(1%)
Adjusted EBITDA Margin (%)	34.7	33.2	1.5 pts	34.7	33.2	1.5 pts

Europe Building Products	(US$ millions)			(€ millions)
Net Sales	359.8	353.9	2%	332.9	326.5	2%
EBIT	24.7	31.9	(23%)	22.8	29.4	(22%)
EBIT Margin (%)	6.8	9.0	(2.2 pts)	6.8	9.0	(2.2 pts)
EBITDA	48.6	53.4	(9%)	44.9	49.2	(9%)
EBITDA Margin (%)	13.5	15.1	(1.6 pts)	13.5	15.1	(1.6 pts)

Earnings Release: James Hardie - Third Quarter Ended December 31, 2024	6

Earnings Release February 19, 2025

Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the third quarter ended December 31, 2024 for additional information regarding the Company’s results.
All comparisons made are vs. the comparable period in the prior fiscal year and amounts presented are in US dollars, unless otherwise noted.

Conference Call Details
James Hardie will hold a conference call to discuss results and outlook Wednesday, February 19, 2025 at 9:00am AEDT (Tuesday, February 18, 2025 at 5:00pm EST). Participants may register for a live webcast and access a replay following the event of the event on the Investor Relations section of the Company’s website (ir.jameshardie.com).

About James Hardie
James Hardie Industries plc is the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions. We market our fiber cement products and systems under the Hardie™ brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan Siding, Hardie™ Architectural Collection, and other brand names such as Cemboard®, Prevail®, Scyon®, Linea® and Hardie™ Oblique™ cladding. We are also a market leader in the European premium timber frame and dry lining business, especially in Germany, Switzerland and Denmark. We market our fiber gypsum and cement-bonded boards under the fermacell® brand and our fire-protection boards under the AESTUVER® brand.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

Earnings Release: James Hardie - Third Quarter Ended December 31, 2024	7

Earnings Release February 19, 2025

Cautionary Note and Use of Non-GAAP Measures
This Earnings Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted Net Income, Adjusted EBIT, Adjusted EBITDA and Adjusted Diluted EPS. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Earnings Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Earnings Presentation for the third quarter ended December 31, 2024.
In addition, this Earnings Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. The Company prepares its condensed consolidated financial statements under GAAP. The equivalent GAAP financial statement line item description for EBIT used in its condensed consolidated financial statements is Operating income (loss). The Company provides investors with definitions and a cross- reference from the non-GAAP financial measure used in this Earnings Release to the equivalent GAAP financial measure used in the Company's condensed consolidated financial statements. See the section titled “Non-GAAP Financial Measures” included in the Company’s Earnings Presentation for the third quarter ended December 31, 2024.
This Earnings Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Earnings Release except as required by law.
This earnings release has been authorized by the James Hardie Board of Directors.

Earnings Release: James Hardie - Third Quarter Ended December 31, 2024	8